www.linkedin.com/in/rebecca-glass
(LinkedIn)
www.rebeccaglass.com/ (Personal)

Top Skills

Design Systems
Systems Thinking
Open-Source Software

Becca Glass

Senior Experience Designer at BCG X Ventures
New York City Metropolitan Area

Summary

As a designer, I strive to provide creative solutions to real human problems. With a background in Cognitive and Brain Sciences, I have learned to break complex systems into their component parts-- to ask the hard questions in an effort to uncover fundamental flaws. I am excited to collaborate with other open and innovative minds to build new systems that challenge the norm.

Portfolio: https://www.rebeccaglass.com/

Experience

Boston Consulting Group (BCG)
3 years 6 months

Senior Product Designer
May 2023 - Present (2 years)
New York, New York, United States

Product Designer
November 2021 - May 2023 (1 year 7 months)
New York, New York, United States

BCG X
3 years 5 months

Senior Experience Designer
May 2023 - March 2025 (1 year 11 months)
New York City Metropolitan Area

Within BCG's ventures arm, I blend, strategy, design and research to build new ventures for Fortune 500 companies from idea to launch, grounded in user insight & product-market fit.

Projects include:
Consumer health at-home biomarker diagnostic test ($140M biotech company)

- Defined MVP in 4 weeks by identifying user needs and market gaps, shaping a predictive at-home biomarker diagnostic that replaced outdated EDD methods and unlocked $500k revenue opportunity.
- Led redesign of predictive logic with Data Science, evolving IP from day- to week-based forecasts rooted in user insight.
- Defined brand architecture and product experience, delivering a comprehensive prototype—UI, messaging/TOV, packaging, comms—that secured client board alignment and accelerated release date.

Future of convenience retail & mobility ($18B convenience store chain)
- Identified four $1B+ product opportunities in 12 weeks by mapping shifts in consumer behavior driven by EV adoption using speculative design, trend analysis, and user research to shape future-state product visions.
- Designed and facilitated two ideation workshops with cross-functional teams and client C-suite, using structured design frameworks to generate 100+ ideas across 15 industries and prioritize 10 high-potential concepts for incubation.
- Prototyped and validated top concepts in partnership with Business teams via desirability testing, competitive analysis, financial modeling, and feasibility assessments; 63% of users were willing to pay 6% more than their current product for the leading solution.

Internal initiatives (FemTech & creating design culture @ BCG)
- Lead designer for InnovateHer, BCGX's strategy & build effort to innovate women's health and wealth solutions.
- Co-lead of DesignFactor, a monthly hybrid design learning event that empowers new voices and grows design culture through interactive workshops, speakers, and events.

Experience Designer
November 2021 - May 2023 (1 year 7 months)
New York, United States

Medical aesthetics marketplace with digital companion ($1B+ international private equity firm acquisition)
- Redefined product and GTM strategy in 6 weeks after identifying weak differentiation in the original Botox subscription concept; validated a marketplace pivot that increased desirability by 28% through rapid prototyping and user testing.
- Designed an AI-powered injectable regimen optimizer and personalized beauty planner with Product and Engineering, driving 83% adoption intent and standalone willingness to pay for the digital experience.

- Developed three distinct design and brand directions for the digital companion—exploring interaction models, visual identity, and feature sets—then crafted and pitched final vision experience based on product-market fit, which secured executive buy-in from the client board by validating adoption and revenue potential.

BCG Digital Ventures
Experience Designer
November 2021 - May 2023 (1 year 7 months)
New York, New York, United States

At BCG Digital Ventures — now BCG X — I was part of a team that pioneered corporate innovation and digital business building, launching over 180 new digital ventures worldwide.

Red Hat
2 years 7 months

Interaction Designer
August 2020 - November 2021 (1 year 4 months)
Boston, Massachusetts, United States

I designed, scaled, and oversaw implementation for user-centered platform experiences & open source design systems.
Led evolution of PatternFly, Red Hat's open source design system, by managing component lifecycles and design guidelines. Drove consistency across 50+ enterprise apps through scalable docs and cross-functional governance.
Designed & implemented interaction patterns for cloud.redhat.com, collaborating with Engineering to ship intuitive, accessible workflows that supported user tasks across hybrid cloud services, driving adoption of new platform capabilities.

Interaction Design Intern
May 2019 - August 2020 (1 year 4 months)
Greater Boston Area

Tufts JumboCode
Designer & Front-End Developer
January 2018 - May 2019 (1 year 5 months)
Somerville, MA

Brainkos
UX/UI Designer & Summer Project Manager

June 2018 - August 2018 (3 months)
Haifa, Israel

Human Rights First
Social Work Assistant
August 2017 - August 2017 (1 month)
Greater New York City Area

Lela Rose
Global Commercial Development & Sales Intern
May 2016 - June 2016 (2 months)
Greater New York City Area

———

Education

Tufts University
Bachelor of Science - BS, Cognitive Brain Sciences, Computer
Science · (2016 - 2020)